EXHIBIT 99.1

Osisko Gold Royalties Provides Notice of Third Quarter 2019 Results and Conference Call Details

MONTREAL, Oct. 16, 2019 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko” or the “Corporation”) (OR: TSX & NYSE) announces that its third quarter 2019 results will be released after market on Wednesday, November 6, 2019 followed by a conference call on Thursday, November 7, 2019 at 10:00 am EST.

Q3 2019 Results Conference Call Information

Those interested in participating in the conference call should dial in at:
1 (877) 223-4471 (North American toll free) 1 (647) 788-4922 (international)
An operator will direct participants to the call.

The conference call replay will be available from 1:00pm EST on November 7, 2019 until 11:59 pm EST on November 14, 2019 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1-(416) 621-4642, access code 4994211. The replay will also be available on our website at https://osiskogr.com/.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 32.6% interest in Barkerville Gold Mines Ltd. and a 4% NSR royalty on the Cariboo Gold project, a 19.9% interest in Falco Resources Ltd and a 16.4% interest in Osisko Mining Inc.

Osisko is a corporation incorporated under the laws of the Province of Québec, with its head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com